NEWS RELEASE
TSX Venture Exchange Symbol SNV	March 13th, 2008

SONIC APPLIES FOR HEAVY OIL PROCESS PATENT

Vancouver, CANADA – SONIC Technology Solutions Inc. (“SONIC” or “the Company”: TSX-V:SNV) confirmed today that it has applied for its second process patent relating to the use of sonic energy in the non-conventional oil sector. SONIC’s application (USPTO Provisional Application for Patent # 61/035,690 - “Methods for Upgrading Heavy Oil”) relates to the work the Company has undertaken in collaboration with PetroSonic Energy Systems Inc.

SONIC’s latest Sonoprocess™ is expected to enable heavy oil producers to improve the viscosity and API (American Petroleum Institute gravity) of heavy oil in upstream and midstream processes without the need to blend with lighter oils. SONIC’s process is very energy efficient relative to conventional refining and, thus, makes the overall industry production petroleum products from heavy oil more efficient by reducing the refining requirement.

Traditional heavy oil and oil sands deposits are vital to satisfying world oil demand. Heavy crude oils and bitumens comprise two thirds of total global hydrocarbon resources and the greatest growth in the supply of oil is expected to come from these sources*. Heavy oil and bitumen must both be partially upgraded prior to further processing, transport and distribution.

Adam Sumel, SONIC’s CEO, commented, “Following the positive results from our recent development and test work, this patent filing will expand and extend SONIC’s competitive position. Perhaps more importantly, this latest collaborative innovation is evidence of the progress the Company has made in diversifying Sonoprocess™ technology in major industry sectors”.

SONIC conducted the work at its Sonoprocess™ Development and Demonstration facility in British Columbia where the Company is concurrently working on other opportunities. Under SONIC’s collaboration agreement, PetroSonic holds an option to licence its heavy oil Sonoprocess™.

SONIC at Globe 2008 in Vancouver
SONIC is an exhibitor at Globe 2008 currently taking place in Vancouver. The Company has several collaborations for Sonoprocess™ technologies based on the Company’s core sonic generator technology. The Sonoprocess™ fits the theme of Globe 2008 perfectly by enabling more sustainable, efficient and economic processes across the entire spectrum of process industries, which collectively impose one of the largest carbon footprints. Sonic is proud to be a supporter and participant of Globe 2008.

Sonoprocess™ technology • Sustainable • Efficient • Economic •

This document includes forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements concerning the potential benefits of Sonic’s technology, the potential for commercialization and future application of the heavy oil upgrading technology, and other statements which are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions relating to matters that are not historical facts are forward-looking statements. Although SONIC believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.

For further information, please contact:
Adam Sumel, President and CEO	Tel: (604) 736-2552
SONIC Technology Solutions Inc.	Or Email: info@SONICTSI.com

* See independent sources such as Schlumberger or CIBC World Markets
www.SONICTSI.com